<u>Mail Stop 3561</u>

June 16, 2006

Mr. Shailen Singh
Chief Executive Officer
Coffee Pacifica, Inc.
8726 Barnard Street
Vancouver, BC V6P 6A6
Canada

     Re: **Coffee Pacifica, Inc.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2004
              Filed March 24, 2005
              Form 10-KSB for the Fiscal Year ended December 31, 2005
              Filed April 17, 2006
              File No. 333-101702

Dear Mr. Singh:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                  Sincerely,

                  William Choi
                  Branch Chief